EXHIBIT 99.01

New appointment of the representative of Juristic-Person Director

Date of events: 2016/08/02

Contents:

1.Date of occurrence of the change:2016/08/02

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications.

3.Name and resume of the replaced person: Chich-Chiang Fan, Chairman, Yuanta Commercial Bank Company Ltd.

4.Name and resume of the replacement: Yu Cheng, CEO, Contemporary Taiwan Development Foundation

5.Reason for the change: discharge, new appointment

6.Original term (from to ):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2016/08/02

8.Any other matters that need to be specified: None